C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

April 23, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-9583

Dear Mr. Rosenberg:

We have received your letter dated April 10, 2008 in which you provided comments to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. It is our intention to respond to your comments no later than Friday, May 30, 2008.

Please feel free to contact me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin